SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           DISPLAY TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25469V102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Gary A. Downing
                      Raymond James Capital Partners, L.P.
                              880 Carillon Parkway
                            St. Petersburg, FL 33716
                                 (727) 575-5575


--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 14, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following
box        [X]


                         (Continued on following pages)

                                  SCHEDULE 13D
CUSIP No.  25469V102
           ---------

1        NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER

         Raymond James Capital Partners, L.P.       59-3492968
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                       (b)  [_]
         -----------------------------------------------------------------------
3.       SEC USE ONLY
         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
         -----------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                    1,325,999
PERSON WITH                                 ------------------------------------
                                            8.       SHARED VOTING POWER

                                                     None
                                            ------------------------------------
                                            9.       SOLE DISPOSITIVE POWER

                                                     1,325,999
                                            ------------------------------------
                                            10.      SHARED DISPOSITIVE POWER

                                                     None
         -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,325,999 shares
         -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                 [_]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.5%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN

                                  SCHEDULE 13D
CUSIP No.  25469V102

1        NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER

         Renaissance Capital Growth & Income Fund III, Inc.           75-2533518
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                       (b)  [_]
         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS
         WC
         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Texas
         -----------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                    948,596
PERSON WITH                                 ------------------------------------
                                            8.       SHARED VOTING POWER

                                                     None
                                            ------------------------------------
                                            9.       SOLE DISPOSITIVE POWER

                                                     948,596
                                            ------------------------------------
                                            10.      SHARED DISPOSITIVE POWER

                                                     None
         -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         948,596 shares
         -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                   [_]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.1%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IV
         -----------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No.  25469V102

1        NAME OF REPORTING PERSON                   I.R.S. IDENTIFICATION NUMBER

         Renaissance US Growth & Income Trust PLC           None - Foreign
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [X]
                                                                       (b)  [_]
         -----------------------------------------------------------------------
3.       SEC USE ONLY

         -----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
         -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [_]

         -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         England
         -----------------------------------------------------------------------
NUMBER OF                                   7.       SOLE VOTING POWER
SHARES BENEFICIALLY OWNED
BY EACH REPORTING                                    947,861
PERSON WITH                                 ------------------------------------
                                            8.       SHARED VOTING POWER

                                                     None
                                            ------------------------------------
                                            9.       SOLE DISPOSITIVE POWER

                                                     947,861
                                            ------------------------------------
                                            10.      SHARED DISPOSITIVE POWER

                                                     None
         -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         947,861 shares
         -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN

         ROW (11) EXCLUDES CERTAIN SHARES                                   [_]
         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.1%
         -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IV
         -----------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

     This statement relates to the Common Stock ("Common Shares") of Display Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at 5029 Edgewater Dr., Orlando, Florida 32810.

ITEM 2.       IDENTITY AND BACKGROUND

     (a) This statement is filed by (i) Raymond James Capital Partners, L.P. ("Raymond James"), (ii) Renaissance Capital Growth & Income Fund III, Inc. ("Renaissance III"), and (iii) Renaissance US Growth & Income Trust PLC
("Renaissance PLC"; Raymond James, Renaissance III, and Renaissance PLC, collectively, the "Reporting Persons").

     Certain information concerning the general partner of Raymond James and the directors and executive officers of the other Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) Raymond James is a limited partnership organized under the laws of the State of Delaware, with its principal business and principal office at 880 Carillon Parkway, St. Petersburg, Florida 33716.

     Renaissance III is a corporation organized under the laws of the State of Texas, with its principal business and principal office at 8080 N. Central Expressway, Suite 210, LB 59, Dallas, Texas 75206-1857.

     Renaissance PLC is a public company limited by shares organized under the laws of England and Wales, with its principal business and principal office at c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB 59, Dallas, Texas 75206-1857.

     The business addresses of the general partner of Raymond James and the directors and executive officers of the other Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) Raymond James is engaged in the business of making equity investments. Renaissance III and Renaissance PLC are engaged in the business of investing in U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States, except as otherwise indicated on such Attachment.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The total amount of funds required by Raymond James to acquire the securities reported in Item 5(a) was $4,000,000. The source of such funds was capital of Raymond James.

     The total amount of funds required by Renaissance III to acquire the securities reported in Item 5(a) was $3,299,741. The source of such funds was capital of Renaissance III.

     The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $3,295,679. The source of such funds was capital of Renaissance PLC.

ITEM 4.       PURPOSE OF THE TRANSACTION

     The Reporting Persons each acquired beneficial ownership of the Common Shares reported in Item 5(a) in the ordinary course of business for purposes of investment. The Reporting Persons are filing this statement to report that, individually and as a group, they currently have the additional purpose of influencing control of the Company.

     The Reporting Persons are proposing a transaction with the Company whereby Raymond James would guarantee $1,250,000 of additional Company debt, and Renaissance PLC and/or Renaissance III would guarantee $500,000 of additional Company debt. The Reporting Persons are proposing that in connection with such guarantees, (i) all but two of the existing directors of the Company would be required to resign, (ii) the executive officers of the Company would be required to resign, (iii) Gary A. Downing, William Pecora, and Robert Pearson would be elected to the Board of Directors, (iv) the conversion price of the Series A Convertible Preferred Stock and the Convertible Debentures held by the Reporting Persons would be reduced to $2.00 per share, (v) the Company would issue to Raymond James warrants to purchase 2,150,000 Common Shares at an exercise price of $0.125 per share, (vi) the Company would issue to Renaissance PLC and/or Renaissance III warrants to purchase 850,000 Common Shares at an exercise price of $0.125 per share, (vii) the Series A Convertible Preferred Stock and the Convertible Debentures would accrue dividends and interest for six months, and
(viii) management employees of the Company would be awarded options to purchase 2,000,000 Common Shares at an exercise price of $0.125 per share after the closing. Following the proposed transaction, the Reporting Persons are proposing that the Company offer the stock or assets of the Company's Ad Art subsidiary for sale to one or more third parties and that the proceeds be used to reduce debt of the Company.

     Consummation of the proposed guarantee and related transactions are subject to agreement to such proposal by the Company and its principal lender and negotiation and execution of definitive documents acceptable to all parties. The Reporting Persons may amend or withdraw their proposal at any time at their sole discretion.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

     (a) Raymond James beneficially owns 1,325,999 Common Shares. Renaissance III beneficially owns 948,596 Common Shares, and Renaissance PLC beneficially owns 947,861 Common Shares. The Reporting Persons as a group (the "Group") beneficially own 3,222,456 Common Shares. Based upon information contained in the Company's most recent public filing containing such information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by Raymond James, Renaissance III, Renaissance PLC, and the Group represent approximately 15.5%, 11.1%, 11.1%, and 37.6%, respectively, of the outstanding Common Stock of the Company.

     (b) Each of the Reporting Persons has or will have upon the conversion or exercise of the convertible securities and warrants issued to it by the Company the sole power to vote and dispose of all of the Common Shares that it beneficially owns. None of the Reporting Persons shares voting or disposition power with any person with respect to the Common Shares.

     (c) No transaction in the Common Shares was effected by a Reporting Person during the past 60 days.

     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to an Investors' Rights Agreement dated July 30, 1999, among the Company and the Reporting Persons, the Reporting Persons have preemptive rights to purchase a portion of any additional securities offered for sale by the Company.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1  Joint Filing Agreement Pursuant to Rule 13d-1(k)

     Exhibit 2  Proposed Terms of Guarantee

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 20th day of December 2000.

                               RAYMOND JAMES CAPITAL PARTNERS, L.P.,
                               a Delaware limited partnership

                               By:   RJC PARTNERS, L.P., a Delaware limited
                                     partnership, its General Partner

                               By:   RJC PARTNERS, INC.
                                     a Delaware corporation, its General Partner


                               By:     /s/ Gary A. Downing
                                     -------------------------------------------
                                     Gary A. Downing, President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 20th day of December 2000.


                                 RENAISSANCE CAPITAL
                                 GROWTH & INCOME FUND III, INC.


                                 By:  /s/ Robert C. Pearson
                                    --------------------------------------------
                                 Name:    Robert C. Pearson
                                      ------------------------------------------
                                 Title:   Senior Vice President
                                       -----------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of this 20th day of December.

                                  RENAISSANCE US
                                  GROWTH & INCOME TRUST PLC



                                 By:  /s/ Robert C. Pearson
                                    --------------------------------------------
                                 Name:    Robert C. Pearson
                                      ------------------------------------------
                                 Title:   Senior Vice President
                                       -----------------------------------------

                                                                    ATTACHMENT 1


     The general partner of Raymond James is RJC Partners, L.P., a limited partnership organized under the laws of the State of Delaware with its principal business and principal office at 880 Carillon Parkway, St. Petersburg, Florida 33716. The general partner of RJC Partners, L.P. is RJC Partners, Inc., a corporation organized under the laws of the State of Delaware, with its principal business and principal office at 880 Carillon Parkway, St. Petersburg, Florida 33716. The name, business address, and principal occupation of the directors and executive officers of RJC Partners, Inc. are as follows:

------------------------------------- -------------------------------------- -----------------------------------------
Name                                  Business Address                       Principal Occupation
------------------------------------- -------------------------------------- -----------------------------------------
Thomas A. James                       880 Carillon Parkway                   Chairman of the Board and Chief
                                      St. Petersburg, FL  33716              Executive Office of Raymond James
                                                                             Financial, Inc.
------------------------------------- -------------------------------------- -----------------------------------------
Francis S. Godbold                    880 Carillon Parkway                   President of Raymond James Financial,
                                      St. Petersburg, FL  33716              Inc.
------------------------------------- -------------------------------------- -----------------------------------------
Gary A. Downing                       880 Carillon Parkway                   Managing Director of Raymond James
                                      St. Petersburg, FL  33716              Capital, Inc.
------------------------------------- -------------------------------------- -----------------------------------------

     RJC Partners, Inc. is a wholly-owned subsidiary of Raymond James Financial,
Inc. The name, business address, and principal occupation of the directors and executive officers of Raymond James Financial, Inc. are as follows:

------------------------------------- -------------------------------------- -----------------------------------------
DIRECTORS
------------------------------------- -------------------------------------- -----------------------------------------
Name                                  Business Address                       Principal Occupation
------------------------------------- -------------------------------------- -----------------------------------------
Angela M. Brever                      c/o Raymond James Capital, Inc.        Director, Corporate Business Development
                                      880 Carillon Parkway                   Intel's New Business Group
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Jonathan A. Bulkley                   c/o Raymond James Capital, Inc.        Managing Director
                                      880 Carillon Parkway                   Barents Group LLC
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Elaine L. Chao                        c/o Raymond James Capital, Inc.        Distinguished Fellow
                                      880 Carillon Parkway                   The Heritage Foundation
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Thomas S. Franke                      c/o Raymond James Capital, Inc.        President
                                      880 Carillon Parkway                   Raymond James & Associates
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Francis S. Godbold                    c/o Raymond James Capital, Inc.        President
                                      880 Carillon Parkway                   Raymond James Financial
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
M. Anthony Greene                     c/o Raymond James Capital, Inc.        Chairman
                                      880 Carillon Parkway                   Raymond James Financial Services
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Harvard H. Hill, Jr.                  c/o Raymond James Capital, Inc.        Managing General Partner
                                      880 Carillon Parkway                   Houston Partners
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Huntington A. James                   c/o Raymond James Capital, Inc.        Vice President
                                      880 Carillon Parkway                   Corporate Client Services
                                      St. Petersburg, FL  33716              Raymond James & Associates
------------------------------------- -------------------------------------- -----------------------------------------
Thomas A. James                       c/o Raymond James Capital, Inc.        Chairman of the Board and Chief
                                      880 Carillon Parkway                   Executive Officer
                                      St. Petersburg, FL  33716              Raymond James Financial and
                                                                             Raymond James & Associates
------------------------------------- -------------------------------------- -----------------------------------------

Dr. Paul Marshall                     c/o Raymond James Capital, Inc.        Professor of Management at
                                      880 Carillon Parkway                   Harvard Graduate School of Business
                                      St. Petersburg, FL  33716              Administration
------------------------------------- -------------------------------------- -----------------------------------------
J. Stephen Putnam                     c/o Raymond James Capital, Inc.        President and Chief Operating Officer
                                      880 Carillon Parkway                   Raymond James Services
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Robert F. Shuck                       c/o Raymond James Capital, Inc.        Vice Chairman
                                      880 Carillon Parkway                   Raymond James Financial
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Dennis W. Zank                        c/o Raymond James Capital, Inc.        Executive Vice President,
                                      880 Carillon Parkway                   Operations and Administration
                                      St. Petersburg, FL  33716              Raymond James & Associates
------------------------------------- -------------------------------------- -----------------------------------------
OFFICERS
------------------------------------- -------------------------------------- -----------------------------------------
Name                                  Business Address                       Principal Occupation
------------------------------------- -------------------------------------- -----------------------------------------
Thomas A. James                       c/o Raymond James Capital, Inc.        Chairman of the Board and Chief
                                      880 Carillon Parkway                   Executive Officer
                                      St. Petersburg, FL  33716              Raymond James Financial and
                                                                             Raymond James & Associates
------------------------------------- -------------------------------------- -----------------------------------------
Robert F. Shuck                       c/o Raymond James Capital, Inc.        Vice Chairman
                                      880 Carillon Parkway                   Raymond James Financial
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Francis S. Godbold                    c/o Raymond James Capital, Inc.        President
                                      880 Carillon Parkway                   Raymond James Financial
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
M. Anthony Greene                     c/o Raymond James Capital, Inc.        Chairman
                                      880 Carillon Parkway                   Raymond James Financial Services
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
J. Stephen Putnam                     c/o Raymond James Capital, Inc.        President and Chief Operating Officer
                                      880 Carillon Parkway                   Raymond James Services
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Richard K. Riess                      c/o Raymond James Capital, Inc.        Executive Vice President
                                      880 Carillon Parkway
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Jeffrey P. Julien                     c/o Raymond James Capital, Inc.        Vice President, Finance and Chief
                                      880 Carillon Parkway                   Financial Officer
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Mary Jean Kissner                     c/o Raymond James Capital, Inc.        Vice President, Tax Manager
                                      880 Carillon Parkway
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Lynn Pippenger                        c/o Raymond James Capital, Inc.        Treasurer
                                      880 Carillon Parkway
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Barry S. Augenbraun                   c/o Raymond James Capital, Inc.        Senior Vice President
                                      880 Carillon Parkway                   Corporate Secretary
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Jennifer C. Ackart                    c/o Raymond James Capital, Inc.        Controller
                                      880 Carillon Parkway
                                      St. Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------
Lawrence A. Silver                    c/o Raymond James Capital, Inc.        Investor Relations
                                      880 Carillon Parkway, St.
                                      Petersburg, FL  33716
------------------------------------- -------------------------------------- -----------------------------------------


     The name, business address,  and principal  occupation of the directors and executive officers of Renaissance III are as follows:
------------------------------------- -------------------------------------- -----------------------------------------
DIRECTORS
------------------------------------- -------------------------------------- -----------------------------------------
Name                                  Business Address                       Principal Occupation
------------------------------------- -------------------------------------- -----------------------------------------

Edward O. Boshell, Jr.                c/o Renaissance Capital Group, Inc.    Director
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- -----------------------------------------
Russell Cleveland                     c/o Renaissance Capital Group, Inc.    Director
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- -----------------------------------------
Peter Collins                         c/o Renaissance Capital Group, Inc.    Director
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- -----------------------------------------
Ernest C. Hill                        c/o Renaissance Capital Group, Inc.    Director
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- -----------------------------------------
OFFICERS
------------------------------------- -------------------------------------- -----------------------------------------
Russell Cleveland                     c/o Renaissance Capital Group, Inc.    President and Chief Executive Officer
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- ------------------------------------------
John A. Schmit                        c/o Renaissance Capital Group, Inc.    Vice President
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- ------------------------------------------
Robert C. Pearson                     c/o Renaissance Capital Group, Inc.    Vice President
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- ------------------------------------------
Barbara A. Butschek                   c/o Renaissance Capital Group, Inc.    Secretary and Treasurer
                                      8080 North Central Expressway
                                      Suite 210, LB 59
                                      Dallas, TX  75206-1857
------------------------------------- -------------------------------------- ------------------------------------------

     The name, business address,  and principal  occupation of the directors and executive officers of Renaissance PLC are as follows:
------------------------------------- -------------------------------------- ------------------------------------------
DIRECTORS
------------------------------------- -------------------------------------- ------------------------------------------
Name                                     Business Address                       Principal Occupation
------------------------------------- -------------------------------------- ------------------------------------------
Michael B. Cannan                     c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------
G. Russell Cleveland                  c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------
Ernest J. Fenton                      c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------
Lord Mark Fitzalan Howard OBE         c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------
C.A. Rundell, Jr.                     c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------
William W. Vanderfeltp                c/o Sinclair Henderson Limited         Director
                                      23 Cathedral Yard
                                      Exeter EX11HB
------------------------------------- -------------------------------------- ------------------------------------------

                                 EXHIBIT INDEX


Exhibit Number            Description
--------------            -----------

  Exhibit 1               Joint Filing Agreement Pursuant to Rule 13d-1(k)

  Exhibit 2               Proposed Terms of Guarantee